SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

The Joint Annual Meeting of Shareholders of the Common Shares of First Trust Energy Income and Growth Fund, First Trust Enhanced Equity Income Fund, First Trust/Aberdeen Global Opportunity Income Fund, First Trust Mortgage Income Fund, First Trust Strategic High Income Fund II, First Trust/Aberdeen Emerging Opportunity Fund, First Trust Specialty Finance and Financial Opportunities Fund, First Trust Active Dividend Income Fund, First Trust High Income Long/Short Fund, First Trust Energy Infrastructure Fund and Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund was held on April 18, 2012 (the "Annual Meeting"). At the Annual Meeting, Richard E. Erickson and Thomas R. Kadlec were elected by the Common Shareholders of the First Trust Enhanced Equity Income Fund as Class II Trustees for a three-year term expiring at the Fund's annual meeting of shareholders in 2015. The number of votes cast in favor of Mr. Erickson was 18,342,607, the number of votes against was 541,429 and the number of abstentions was 1,089,128. The number of votes cast in favor of Mr. Kadlec was 18,340,901, the number of votes against was 543,135 and the number of abstentions was 1,089,128. James A. Bowen, Niel B. Nielson and Robert
F. Keith are the other current and continuing Trustees.